Exhibit 99.1

Medigus: Charging Robotics Ltd. Initiates Development of its Robotic Wireless Charging Pad for Electric Vehicles

Initial tests were conducted in collaboration with one of the universities in Israel

OMER, Israel, February 16, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, announced today that Charging Robotics Ltd., a new wholly owned subsidiary of Medigus, started development of its robotic wireless charging pad for electric vehicles. Initial component assembly and testing will take place in collaboration with one of the universities in Israel.

Currently being developed by Charging Robotics Ltd., an on-demand autonomous charging system is intended to be used anywhere and anytime. The wireless charging system being developed is intended to be self-aligning to electric vehicle battery chargers. The state-of-the-art autonomous Wireless Power Transfer (WPT) technology, once developed, is intended to seamlessly and efficiently charge the vehicle upon demand, and it will carry the Wireless Power Transfer from charging station or charging truck, to a customer’s vehicle that needs electric charging.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the planned initial component assembly and testing of the charging pad for wireless charging in electric vehicle, that the on-demand autonomous charging system is intended to be used anywhere and anytime, that the WPT technology is intended to seamlessly and efficiently charge the vehicle upon demand, and it will carry the WPT from charging station or charging truck, to a customer’s vehicle that needs electric charging, as well as the planned features and functionality of the WPT Technology. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom and difficulties arising from the development and manufacture of wireless charging products. Nothing in the description herein should be understood or construed as an announcement of completed products or an existing proof of concept. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com